SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

Flamel Technologies S.A.
(Name of Issuer) Ordinary Shares
(Title of Class of Securities) 338488109
(CUSIP Number)

James E. Flynn
Deerfield Capital, L.P.
780 Third Avenue, 37th Floor
New York, New York  10017
(212) 551-1600

With a copy to:

Mark I. Fisher, Esq.
Elliot Press, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 338488109	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,606,820 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,606,820 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,606,820 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.63%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P., 1,432,534 ordinary shares beneficially owned by Deerfield Private Design Fund II, L.P. and 1,641,574 ordinary shares beneficially owned by Deerfield Private Design International II, L.P.

SCHEDULE 13D
CUSIP No. 338488109	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 532,712
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 532,712
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 532,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.16%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 338488109	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,432,534
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,432,534
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,432,534
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.81%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 338488109	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design International II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,641,574
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,641,574
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,641,574
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.66%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D
CUSIP No. 338488109	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,655 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,655 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,655 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of 726,655 ordinary shares held by Deerfield Special Situations Fund International Limited.

SCHEDULE 13D
CUSIP No. 338488109	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Special Situations Fund International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 726,655
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 726,655
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 726,655
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.95%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D
CUSIP No. 338488109	Page 8 of 12 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,333,475 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,333,475 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,333,475 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.58%
14	TYPE OF REPORTING PERSON IN

(3)  Comprised of 532,712 ordinary shares held by Deerfield Special Situations Fund, L.P., 726,655 ordinary shares held by Deerfield Special Situations Fund International Limited, 1,432,534 ordinary shares beneficially owned by Deerfield Private Design Fund II, L.P. and 1,641,574 ordinary shares beneficially owned by Deerfield Private Design International II, L.P.

CUSIP No. 338488109

The Schedule 13D filed on December 5, 2011 by (i) Deerfield Capital, L.P. (“Deerfield Capital”), (ii) Deerfield Special Situations Fund, L.P. (“Deerfield Special Situations Fund”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) Deerfield Special Situations Fund International Limited (“Deerfield Special Situations International”) and (v) James E. Flynn, a natural person (“Flynn”), with respect to the securities of Flamel Technologies (the “Company”), is hereby amended by this Amendment No. 1. This Amendment No. 1 to the Schedule 13D is filed by (i) Deerfield Capital, (ii) Deerfield Special Situations Fund, (iii) Deerfield Management, (iv) Deerfield Special Situations International, (v) Flynn, (vi) Deerfield Private Design Fund II, L.P. (“Deerfield Private Design II”) and (vii) Deerfield Private Design International II, L.P. (“Deerfield Private Design International II” and collectively with Deerfield Capital, Deerfield Special Situations Fund, Deerfield Management, Deerfield Special Situations International and Flynn the “Reporting Persons”).  Only those items hereby reported in this Amendment No. 1 are amended and all other items remain unchanged.  Terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.  Identity and Background.

Items 2(b), 2(c) and 2(f) of the Schedule 13D are amended and restated to read as follows:

(b)
The address of the principal business and/or principal office of Deerfield Capital, Deerfield Special Situations Fund, Deerfield Management, Deerfield Private Design II, Deerfield Private Design International II and Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.  The address of the principal business and/or principal office of Deerfield Special Situations International is c/o Citi Hedge Fund Services (B.V.I.) Ltd., Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, D8, British Virgin Islands.

(c)
Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II and Deerfield Management is the investment manager of Deerfield Special Situations International.  Deerfield Special Situations Fund, Deerfield Special Situations International,  Deerfield Private Design II and Deerfield Private Design International II purchase, hold and sell securities and other investment products.  Schedule A hereto sets forth information regarding persons referred in Instruction C to Schedule 13D.

(f)
Deerfield Capital, Deerfield Special Situations Fund, Deerfield Management and Deerfield Private Design II are each organized under the laws of Delaware.  Deerfield Special Situations International and Deerfield Private Design International II are each organized under the laws of the British Virgin Islands.  Flynn is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following:

CUSIP No. 338488109

Deerfield Private Design II will utilize available cash assets in the aggregate amount of approximately $7,391,875.44 to acquire the New Shares (as defined below in Item 4).  Deerfield Private Design International II will utilize available cash assets in the aggregate amount of approximately $8,470,521.84 to acquire the New Shares. Cash funds for the purchase of the New Shares were derived from general working capital, and includes funds provided by investors in Deerfield Private Design II and Deerfield Private Design International II, respectively.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is amended and restated to read as follows:

The Reporting Persons have acquired the securities reported herein for investment purposes. The Reporting Persons have no intention to exert control over the management or operations of the Company, or to pursue any plans or proposals, other than on a consensual and cooperative basis.  On December 29, 2011, the Reporting Persons agreed to acquire, on January 17, 2012, American Depositary Receipts representing 3,074,108 Ordinary Shares in a private transaction from entities affiliated with Oscar S. Schafer (the “New Shares”). The Reporting Persons have previously disclosed that they may develop plans or proposals for the Company relating to transactions designed to expand the Company’s current platform, including potential transactions with affiliates of the Reporting Persons. In that regard, the Reporting Persons have developed a proposal for the Company involving the acquisition by the Company of a private entity affiliated with the Reporting Persons. The Reporting Persons do not intend to exert any control over the decision by management or the Board of Directors to accept any proposals that have been submitted or could be submitted in the future and there is no assurance that any such proposal will be accepted by the Company or that a transaction relating to the proposal will be consummated.  In light of such proposal, the purpose of the acquisition of the New Shares is to increase the Reporting Persons’ economic investment in the Company in order to benefit from any increase in value of Ordinary Shares that could result from the consummation of any such proposed transaction or from other activities of the company. The Reporting Persons may also seek to acquire additional currently outstanding securities of the Company. The foregoing proposal does not relate to any of the matters set forth in subsections (b) through (j) of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer.

Items 5(a),  5(b) and 5(c) of the Schedule 13D are amended and restated to read as follows:

The shares reported as beneficially owned by the Reporting Persons in this Amendment No. 1 to Schedule 13D include the New Shares.

(a)

(1)	Reporting Persons

Number of shares:  4,333,475
Percentage of shares:  17.58%

CUSIP No. 338488109

(2)	Deerfield Capital

Number of shares: 3,606,820 (comprised of shares held by Deerfield Special Situations Fund and beneficially owned by Deerfield Private Design II and Deerfield Private Design International II)
Percentage of shares:  14.63%

(3)	Deerfield Special Situations Fund

Number of shares:  532,712
Percentage of shares:  2.16%

(4)	Deerfield Private Design II

Number of shares:  1,432,534
Percentage of shares:  5.81%

(5)	Deerfield Private Design International II

Number of shares:  1,641,574
Percentage of shares:  6.66%

(6)	Deerfield Management

Number of shares:  726,655 (comprised of shares held by Deerfield Special Situations International)
Percentage of shares:  2.95%

(7)	Deerfield Special Situations International

Number of shares:  726,655
Percentage of shares:  2.95%

(8)	Flynn

Number of shares:
Number of shares:  4,333,475 (comprised of shares held by Deerfield Special Situations Fund and Deerfield Special Situations International and beneficially owned by Deerfield Private Design II and Deerfield Private Design International II)

Percentage of shares:  17.58%

(b)

(1)	Deerfield Capital

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:   3,606,820
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:   3,606,820

(2)	Deerfield Special Situations Fund

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  532,712
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  532,712

CUSIP No. 338488109

(3)	Deerfield Private Design II

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,432,534
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,432,534

(4)	Deerfield Private Design International II

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  1,641,574
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  1,641,574

(5)	Deerfield Management

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  726,655
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  726,655

(6)	Deerfield Special Situations International

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  726,655
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  726,655

(7)	Flynn

Sole power to vote or direct the vote:  0
Shared power to vote or direct the vote:  4,333,475
Sole power to dispose or to direct the disposition:  0
Shared power to dispose or direct the disposition:  4,333,475

Flynn is the sole member of the general partner of each of Deerfield Capital and Deerfield Management.  Deerfield Capital is the general partner of Deerfield Special Situations Fund, Deerfield Private Design II and Deerfield Private Design International II.  Deerfield Management is the investment manager of Deerfield Special Situations International.

(c)              Since the date of the filing of the Schedule 13D on December 5, 2011, the Reporting Persons effected the following transactions in the Ordinary Shares of the Company:

(1)
On December 29, 2011, Deerfield Private Design II agreed to acquire, on January 17, 2012, American Depositary Receipts representing 1,432,534 Ordinary Shares in a private transaction from entities affiliated with Oscar S. Schafer, at a purchase price of $5.16 per share.

CUSIP No. 338488109

(2)
On December 29, 2011, Deerfield Private Design International II agreed to acquire, on January 17, 2012, American Depositary Receipts representing 1,641,574 Ordinary Shares in a private transaction from entities affiliated with Oscar S. Schafer, at a purchase price of $5.16 per share.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and restated to read as follows:

On December 29, 2011, the Reporting Persons agreed to acquire, on January 17, 2012, American Depositary Receipts representing 3,074,108 Ordinary Shares in a private transaction from entities affiliated with Oscar S. Schafer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement dated as of January 3, 2012 by and among the Reporting Persons.*

Exhibit 99.2	Power of Attorney.*

* Filed herewith.

CUSIP No. 338488109

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2012

DEERFIELD CAPITAL, L.P.

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND II, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P.

By:	Deerfield Capital, L.P., General Partner

By:	J.E. Flynn Capital LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By:	Flynn Management LLC, General Partner

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

DEERFIELD SPECIAL SITUATIONS FUND INTERNATIONAL, LIMITED

By:	/s/ Darren Levine
Name:	Darren Levine
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Darren Levine
Darren Levine, Attorney-in-Fact

CUSIP No. 338488109

Schedule A

General Partner of Deerfield Capital, L.P.

The general partner of Deerfield Capital is J.E. Flynn Capital LLC.  The address of the principal business and/or principal office of Deerfield Capital and J.E. Flynn Capital LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Special Situations Fund, L.P.

The general partner of Deerfield Special Situations Fund is Deerfield Capital.  The address of the principal business and/or principal office of Deerfield Capital and Deerfield Special Situations LP is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design Fund II, L.P.

The general partner of Deerfield Private Design II is Deerfield Capital. The address of the principal business and/or principal office of Deerfield Capital and Deerfield Private Design II  is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Private Design International II, L.P.

The general partner of Deerfield Private Design International II is Deerfield Capital. The address of the principal business and/or principal office of Deerfield Capital and Deerfield Private Design International II is 780 Third Avenue, 37th Floor, New York, New York 10017.

General Partner of Deerfield Management Company, L.P.

The general partner of Deerfield Management is Flynn Management LLC.  The address of the principal business and/or principal office of Deerfield Management and Flynn Management LLC is 780 Third Avenue, 37th Floor, New York, New York 10017.

Directors and Executive Officers of Deerfield Special Situations Fund International Limited

The directors and officers of Deerfield Special Situations International are Peter Young, James E. Flynn and Graham Cook.  Peter Young’s and Graham Cook’s principal business is as corporate directors.  James E. Flynn is the managing member of the general partner of Deerfield Capital and Deerfield Management.  The address of the principal business and/or principal office of Peter Young and Graham Cook is Deerfield Special Situations International, c/o Citi Hedge Fund Services (B.V.I.) Ltd., Bison Court, Columbus Centre, P.O. Box 3460, Road Town, Tortola, D8, British Virgin Islands.  The address of the principal business and/or principal office of James E. Flynn is 780 Third Avenue, 37th Floor, New York, New York 10017.